UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Creative Medical Technology Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

22529Y101

(CUSIP Number)

December 18, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22529Y101

1	NAME OF REPORTING PERSON

Henry E. Baldenegro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(A) ☐

(B) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,940,568
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,940,568
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,940,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.70%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	(a)	Name of Issuer:

Creative Medical Technology Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

2017 W Peoria Avenue, Phoenix, AZ 85029

Item 2.	(a)	Name of Person Filing:

This statement is filed by Henry E. Baldenegro with respect to shares of Common Stock of the Issuer that he beneficially owns.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the residential address of Mr. Baldenegro is 2332 East Bishop Drive, Tempe, Arizona 85282.

	(c)	Citizenship:

Mr. Baldenegro is a citizen of the U.S.A.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

22529Y101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(B) or 240.13d-2(B) or (C), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.

Item 4.	Ownership

The percentages used herein are calculated based on 102,113,750 shares of the Issuer’s common stock issued and outstanding as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Company on November 10, 2016.

As of December 18, 2016, Mr. Baldenegro owned 3,198,667 shares of the Issuer’s common stock and a warrant immediately exercisable to purchase 100,000 shares. On that date he acquired an additional 3,412,731 shares. In addition, on December 31, 2016 he acquired an additional 2,935,609 shares and an option exercisable immediately to acquire 293,561 shares. Thus, he may be deemed to have beneficial ownership of 9,940,568 shares of common stock, as follows:

(a)	Amount beneficially owned: 9,940,568
(b)	Percent of class: 9.70%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 9,940,568
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 9,940,568
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017	By:	/s/ Henry E. Baldenegro
	Name:	Henry E. Baldenegro